FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March, 2003

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

  HSBC Holdings plc

2. Name of director

  Dr H Sohmen

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

  In respect of a corporate interest of the director

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

  Tauro Company Limited

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

  Corporate interest - Tauro Company Limited

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

  Disposal - corporate interest in HSBC Capital Funding (Dollar 1) L.P. 9.547% Non-cumulative Step-up
  Perpetual Preferred Securities, Series 1

7. Number of shares / amount of stock acquired

8. Percentage of issued class

9. Number of shares/amount of stock disposed

  US$3,000,000 in nominal value

10. Percentage of issued class

  0.22 per cent of HSBC Capital Funding (Dollar 1) L.P. 9.547% Non-cumulative Step-up Perpetual Preferred Securities, Series 1

11. Class of security

  HSBC Capital Funding (Dollar 1) L.P. 9.547% Non-cumulative Step-up Perpetual Preferred Securities, Series 1

12. Price per share

  US$1,266.30 per US$1,000 in nominal value

13. Date of transaction

  6 March 2003

14. Date company informed

  7 March 2003

15. Total holding following this notification

  Nil

16. Total percentage holding of issued class following this notification

  Nil

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

  Robert Musgrove, Assistant Secretary - 020 7992 1504

25. Name and signature of authorised company official responsible for making this notification

  Robert Musgrove, Assistant Secretary, HSBC Holdings plc

Date of Notification

  7 March 2003

END

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                                                        By:

                                                                                                                                                                                                                        Name: P A Stafford

                                                                                                                                                                                                                        Title: Assistant Group Secretary

                                                                                                                                                                                                                        Date: 07 March, 2003